Exhibit (a)(1)(C)

Offer to Purchase for Cash

All Outstanding Shares of Class A Common Stock

of

SUCAMPO PHARMACEUTICALS, INC.

a Delaware corporation

at

$18.00 NET PER SHARE

Pursuant to the Offer to Purchase dated January 16, 2018

by

SUN ACQUISITION CO.

a wholly owned indirect subsidiary of

MALLINCKRODT PUBLIC LIMITED COMPANY

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 8:00 A.M., EASTERN TIME, ON FEBRUARY 13, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

January 16, 2018

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Sun Acquisition Co., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned indirect subsidiary of Mallinckrodt plc, an Irish public limited company (which we refer to as “Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase all outstanding shares of Class A common stock, par value $0.01 per share (which we refer to as “Sucampo Shares”), of Sucampo Pharmaceuticals, Inc., a Delaware corporation (which we refer to as “Sucampo”), at a purchase price of $18.00 per Sucampo Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 16, 2018 (which we refer to as the “Offer to Purchase”), and the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, we refer to as the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Sucampo Shares registered in your name or in the name of your nominee.

The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Sucampo Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Sucampo Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3. A form of letter that may be sent to your clients for whose accounts you hold Sucampo Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

4. A return envelope addressed to American Stock Transfer & Trust Company, LLC, in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 8:00 a.m., Eastern time, on February 13, 2018, unless the Offer is extended or earlier terminated. We are not providing for guaranteed delivery procedures.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 23, 2017 (which we refer to, together with any amendments thereto, as the “Merger Agreement”), by and among Parent, Purchaser and Sucampo. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into Sucampo in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “Merger”), with Sucampo continuing as the surviving corporation in the Merger and thereby becoming a wholly owned indirect subsidiary of Parent.

For Sucampo Shares to be properly tendered pursuant to the Offer, the share certificates or confirmation of receipt of such Sucampo Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary in accordance with the Offer to Purchase and the Letter of Transmittal.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Sucampo Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Sucampo Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

D.F. King & Co., Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Stockholders May Call Toll Free: (866) 620-0678

Banks and Brokers May Call Collect: (212) 269-5550

Email: SCMP@dfking.com